FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F       ☒         Form 40-F       ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes        ☐        No        ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

NBG Group	Q2 Results 2018

PRESS RELEASE

NBG Group: Q2.18 results highlights

•                 2018 SSM NPE reduction target already met

•                  NBG completed a €2bn NPL disposal of unsecured retail and SBLs in Greece for a total consideration of c6% of the outstanding principal amount; the transaction was capital accretive adding c18 bps to CET1 ratio

•                  In Q2.18 NPE reduction stood €1.3bn ahead of the SSM target, delivering already the FY.18 SSM requirement

•                  Domestic NPE stock drops by €0.5bn qoq on negative formation of €0.3bn and write-offs of €0.2bn

•                  NPE and NPL coverage of 60% and 84% respectively, combine with NPE and NPL ratios of 43% and 30% in Greece

•                  Q2.18 domestic CoR at 48bps from 167bps in Q1.18, aided by recoveries related to the NPL sale; recurring CoR significantly lower qoq (at c110bps), drives the return to operating profitability

•                 LCR exceeds 100%; Q2 domestic inflows of €0.9bn

•                  Eurosystem funding remains at just €2.8bn, comprising only of TLTRO funding

•                  Following ELA elimination in end-November 2017, NBG’s LCR ratio is now over the minimum regulatory requirement of 100% (117%)

•                  The removal of ECB’s waiver in August 2018 leaves NBG’s funding cost unaffected as Greek sovereign paper was replaced by investment grade covered bonds

•                  Domestic deposits pick up in Q2.18 (+2% qoq), despite the continuous relaxation of capital controls since the beginning of the year

•                 CET1 ratio at 16.2%

•                  CET1 ratio at 16.2% factoring in Banca Romaneasca (BROM) and NBG Albania impairment charges

•                  Pro forma for the H1.18 PAT and the reduction in RWAs following the completion of NBG Albania sale in July, CET1 at 16.4% and 13.0%, taking into account the IFRS 9 full impact

•                 Group PAT from continuing operations at €41m in H1.18 against losses of €59m in H1.17

•                  Operating profitability improvement in Greece reflects the sharp de-escalation in CoR (-168bps yoy), offsetting core revenue reduction

•                  Domestic NII at €523m (-23% yoy) mainly due to the IFRS 9 impact (Q1) and the repricing of c€0.8bn of the mortgage book linked with 1yr Greek T-Bills (Q2)

•                  H1.18 OpEx at €433m in Greece (+3% yoy), driven by G&As (+6% yoy), which is due to seasonal factors and should reverse in H2

•                  OpEx is set to return to negative growth rates upon completion of the ongoing VES (c500 FTEs) benefiting personnel expenses in H2.18, with the full charge taken in Q2

•                  Loan impairments declined by 64% yoy to €156m in Greece (H1.18 CoR at 108bps), bringing operating result to positive territory in H1.18 (€50m)

•                  Domestic PAT from continuing operations at €28m vs losses of €73m in H1.17

Athens August 31, 2018

NBG’s Q2.18 financial results evidence the continued improvement of the balance sheet and, more importantly, a turning point in P&L trends. Indeed, following the Q1 return to positive operating results, core profitability continued to strengthen in Q2.

Regarding asset quality, NBG successfully completed the sale of €2bn of unsecured loans at a capital accretive price (+18 bps to CET1). Moreover, NPE reduction continued in Q2 for a 9th consecutive quarter, with the outperformance vs the Q2 SSM target reaching c€1.3bn. NBG thus has already fulfilled the FY target and will be aiming to maintain its buffer during H2.

Regarding liquidity, NBG has achieved a large liquidity buffer following the termination of access to ELA in November 2017. Despite ECB’s elimination of the waiver on Greek debt, the impact on our funding cost is zero. NBG’s ECB exposure currently solely comprises TLTRO funding. Importantly, NBG has achieved an LCR ratio of 117% in July.

Regarding P&L performance, NBG produced a positive operating profit of €44m, up from €25m in the previous quarter, driven by significant and sustained cost of risk de-escalation. PPI is expected to have troughed in Q2, with corporate loan expansion, increased fee income and cost cutting expected to lead the rebound. The main short-term profit drivers are a CoR of c110bps, 500FTE VES, which is near completion, and further containment of G&As.

Athens, August 31, 2018

Paul Mylonas

Chief Executive Officer, NBG

Key Financial Data

P&L | Group

€ m	H1.18	H1.17	yoy	Q2.18	Q1.18	qoq
NII(1)	564	728	-23%	276	289	-4%
Net fees & commissions	122	118	+3%	59	62	-5%
Core income	686	846	-19%	335	351	-5%
Trading & other income(1)	9	10	-10%	(16)	25	n/m
Income	695	856	-19%	319	376	-15%
Operating expenses	(468)	(457)	+2%	(238)	(231)	+3%
Core PPI	218	389	-44%	97	120	-19%
PPI	227	399	-43%	81	145	-44%
Provisions	(158)	(432)	-64%	(38)	(120)	-69%
Operating profit	69	(33)	n/m	44	25	+73%
Other impairments	(10)	(9)	+14%	(11)	1	n/m
PBT	59	(42)	n/m	33	26	+25%
Taxes	(18)	(17)	+4%	(12)	(6)	>100%
PAT (continuing operations)	41	(59)	n/m	21	20	+3%
PAT (discontinued operations)(2)	38	(68)	n/m	14	24	-41%
Minorities	(20)	(16)	+21%	(10)	(10)	-6%
One-offs (VES cost)	(40)	—	n/m	(40)	—	n/m
PAT (reported)	19	(143)	n/m	(15)	34	n/m

(1) For comparability reasons, NII & trading income have been restated in the previous periods to reclassify the interest income of the loan to the Greek State from NII to trading income under IFRS 9

(2) H1.17 PAT (discontinued operations) includes the impairments on Romania and Serbia reflecting agreements to sell below book (€151m)

Balance Sheet(1) | Group

€ m	Q2.18	Q1.18	Q4.17(2)	Q3.17	Q2.17	Q1.17
Total assets	62 854	61 554	61 404	65 843	69 873	75 557
Loans (Gross)	40 416	41 024	42 103	42 972	43 545	44 275
Provisions	(10 118)	(10 439)	(11 135)	(10 868)	(10 937)	(11 144)
Net loans	30 298	30 585	30 896	32 103	32 608	33 131
Securities	8 068	8 130	9 221	11 996	15 322	16 634
Deposits	41 228	40 311	40 265	38 568	38 098	37 904
Equity	5 088	5 159	5 149	6 757	6 762	6 913
Tangible Equity	4 952	5 028	5 017	6 635	6 640	6 798

(1) Group Balance Sheet has been adjusted for planned divestments of Ethniki Insurance and Banca Romaneasca that have been classified as non-current assets held for sale and liabilities associated with non-current assets held for sale

(2) Group Balance Sheet in Q4.17 is pro forma for IFRS 9 accounting standards

Key Ratios | Group

	H1.18	Q2.18	Q1.18	FY.17	H1.17	Q2.17
Liquidity
Loans-to-Deposits ratio(1)	74%	74%	76%	77%	86%	86%
ELA exposure (€ bn)	—	—	—	—	3.8	3.8
LCR ratio(2)	86%	86%	66%	41%	n/a	n/a

Profitability
NIM(3) (bps)	278	270	287	312	315	315
Cost of Risk (bps)	103	50	156	243	261	243
Risk adjusted NIM(3)	175	220	131	69	54	72

Asset quality
NPE ratio	42.1%	42.1%	42.7%	43.7%	45.1%	45.1%
NPE coverage ratio(1)	60.2%	60.2%	60.2%	61.2%	55.7%	55.7%

Capital
CET1 ratio	16.2%	16.2%	16.5%	17.0%	16.5%	16.5%
RWAs (€ bn)	36.1	36.1	36.2	37.3	39.0	39.0

(1) FY.17 Loans-to-deposits and NPE coverage ratios are adjusted for IFRS 9

(2) LCR ratio at 117% as at end-July, 2018

(3) NIM is adjusted for IFRS 9 / Risk adjusted NIM = NIM minus CoR

P&L | Greece

€ m	H1.18	H1.17	yoy	Q2.18	Q1.18	qoq
NII(1)	523	681	-23%	255	269	-5%
Net fees & commissions	110	107	+3%	54	57	-5%
Core income	633	788	-20%	308	325	-5%
Trading & other income(1)	5	11	-55%	(17)	22	n/m
Income	638	799	-20%	291	347	-16%
Operating expenses	(433)	(421)	+3%	(220)	(213)	+3%
Core PPI	201	368	-45%	88	112	-21%
PPI	206	378	-46%	72	134	-47%
Provisions	(156)	(431)	-64%	(35)	(121)	-72%
Operating profit	50	(53)	n/m	37	13	>100%
Other impairments	(9)	(7)	+23%	(10)	1	n/m
PBT	41	(60)	n/m	27	14	+87%
Taxes	(13)	(13)	-2%	(8)	(4)	91%
PAT (continuing operations)	28	(73)	n/m	18	10	+86%
PAT (discontinued operations)	40	34	+17%	15	25	-41%
Minorities	(18)	(15)	+23%	(9)	(9)	-4%
One-offs (VES cost)	(40)	—	n/m	(40)	—	n/m
PAT (reported)	10	(54)	n/m	(16)	26	n/m

(1) For comparability reasons, NII & trading income have been restated in the previous periods to reclassify the interest income of the loan to the Greek State from NII to trading income under IFRS 9

P&L | SEE & Other

€ m	H1.18	H1.17	yoy	Q2.18	Q1.18	qoq
NII(1)	41	47	-12%	21	20	+6%
Net fees & commissions	11	11	+3%	6	6	0%
Core income	53	58	-9%	27	26	+5%
Trading & other income(1)	4	(1)	n/m	1	3	-67%
Income	57	58	-2%	28	29	-2%
Operating expenses	(36)	(36)	-2%	(18)	(18)	+3%
Core PPI	17	22	-21%	9	8	+9%
PPI	21	21	-2%	10	11	-9%
Provisions	(2)	(1)	+46%	(3)	1	n/m
Operating profit	19	20	-5%	7	12	-45%
Other impairments	(1)	(1)	-42%	(1)	(0)	>100%
PBT	18	19	-3%	6	12	-48%
Taxes	(5)	(4)	+26%	(3)	(1)	>100%
PAT (continuing operations)	13	15	-10%	3	11	-74%
PAT (discontinued operations)	(2)	(102)	-98%	(1)	(1)	-36%
Minorities	(1)	(1)	0%	(1)	(1)	-29%
PAT (reported)	10	(89)	n/m	1	9	-84%

Asset Quality

NPE reduction continued in Q2.18, with the stock of domestic NPEs down by €0.5bn qoq, driven by negative NPE formation of €0.3bn and write-offs of €0.2bn. The qoq NPE movement incorporates the recently completed NPL disposal of unsecured retail and SBLs in Greece of an outstanding principal amount of c€2bn. The consideration of the transaction, which amounted to c6% of the principal amount, was capital accretive adding c18bps to CET1.

Following the NPL sale, NPE reduction stands €1.3bn ahead of target, fulfilling already the FY.18 SSM requirement. The net NPE reduction achieved since end-2015 amounts to €5.5bn, reflecting negative NPE formation (-€2.1bn) and write offs (-€3.4bn), with the bulk of the latter eventually sold.

The NPE ratio in Greece dropped by 50bps qoq to 42.6% in Q2.18, with NPE coverage settling at 60.1%.

Domestic 90dpd formation also remained in negative territory in Q2.18 (-€199m from -€57m in Q1.18). 90dpd ratio settled at 30.4% (-50bps qoq) on coverage of 84.0% (82.8% at the Group level).

In SE Europe(1), the 90dpd ratio settled at 31.8% on coverage of 62.8%.

Domestic 90dpd ratios and coverage	Domestic NPE ratios and coverage

Domestic NPE stock movement

(1)  SE Europe includes the Group’s businesses in Cyprus and the Former Yugoslav Republic of Macedonia

Liquidity

Group deposits increased by 2.3% qoq to €41.2bn in Q2.18, reflecting mainly domestic market developments. Domestic deposits amounted to €39.3bn on accelerating quarterly inflows of €866m. In SE Europe(1), deposits were up by 2.7% qoq to €1.9bn. On an annual basis, Group deposits grew by 8.2% yoy, reflecting deposit inflows of €3.0bn in Greece, despite continuous capital control uplifts.

As a result, NBG’s L:D ratio improved further to 73% in Greece (75% in Q1.18) and 74% at the Group level.

Eurosystem remains at €2.8bn currently from €12.3bn at end-Q4.16, comprising of TLTRO funding from the ECB, with the Bank enjoying a large liquidity buffer. Following ELA elimination in end-November 2017, our LCR ratio is now over the minimum regulatory requirement of 100% (at 117% as at end-July).

The removal of ECB’s waiver in August 2018 leaves NBG’s funding cost unaffected as Greek sovereign paper was replaced by investment grade covered bonds.

Eurosystem funding (€bn)

NBG domestic deposit flows per quarter (€ bn)

Capital

CET1 ratio of 16.2% in Q2.18, factoring in impairment charges for the sales of Banca Romaneasca and NBG Albania, stands comfortably above regulatory requirements.

Pro forma for the H1.18 PAT and the reduction in RWAs following the completion of NBG Albania sale in July, CET1 stands at 16.4% and 13.0%, taking into account the IFRS 9 full impact.

CET1 ratio

Profitability

Greece:

PAT from continued operations amounted to €18m in Q2.18 from €10m the previous quarter, reflecting the 72% qoq decrease in loan impairments that offset the pressure in core income (-5% qoq) and trading losses of €9m in a deteriorating international environment against gains of €34m in Q1.18.

On an H1 basis, the sharp de-escalation in CoR (-168bps yoy) brought operating result to positive territory in H1.18 (€50m) against the losses of €53m in H1.17; the Bank reported PAT from continued operations of €28m compared to losses of €73m in H1.17.

NII amounted to €255m from €269m in Q1.18, reflecting the impact of restructurings and sustained deleveraging in the retail book, with corporate balances stable qoq. Most Importantly, Q2.18 NII was negatively affected by the rate adjustment on €0.8bn of mortgages linked to 1 yr. Greek T-Bills. NIM also decreased by 20bps qoq to 267bps. On a H1.18 basis, NII declined by 23% yoy.

Net fee and commission income amounted to €54m from €57m the previous quarter on lower retail lending-related fees. On an annual basis, net fees grew by 3% yoy, driven by the elimination of ELA-related fees.

Trading losses of €9m in Q2.18 mainly reflect the losses from derivatives (€4m) vs gains of €21m in Q1.18. On an H1 basis, the trading line was supportive, generating gains of €25m.

Q2.18 operating expenses amounted to €220m from €213m in Q1.18. The quarterly movement mainly reflects a pick-up in G&As on increased expenses related to professional services (legal, audit and consulting fees). Personnel expenses remained practically stable at €136m (+1% qoq). On an annual basis, OpEx settled at €433m (+3% yoy), again driven by higher G&As, which is due to seasonal factors and should reverse in H2. OpEx is expected to return to negative growth rates upon completion of the ongoing Voluntary Exit Scheme (VES) benefiting personnel expenses in H2.18, with the full charge taken in Q2.

Loan impairments amounted to €35m in Q1.18 from €121m the previous quarter, aided by recoveries related to the €2bn NPL disposal. As a result, CoR dropped sharply to 48bps from 167bps in Q1.18, with recurring provisioning rate still lower in Q2.18 vs Q1.18. H1.18 CoR settled at 108bps from 276bps in H1.17, constituting the key driver for our return to operating profitability.

SE Europe:(1)

In SE Europe(1), PAT from continued operations reached €3m (€11m in Q1.18), reflecting higher provisions and taxation.

On an annual basis, the Group reported PAT from continued operations of €13m from €15m a year ago.

(1)  SE Europe includes the Group’s businesses in Cyprus and the Former Yugoslav Republic of Macedonia

Name	Abbreviation	Definition
Common Equity Tier 1 Ratio	CET1 ratio	CET1 capital as defined by Regulation No 575/2013, with the application of the regulatory transitional arrangements for IFRS 9 impact (H1.18) over RWAs
Common Equity Tier 1 Ratio Fully Loaded	CET1 CRD IV FL	CET1 capital as defined by Regulation No 575/2013, without the application of the regulatory transitional arrangements for IFRS 9 impact (H1.18) over RWAs
Core Deposits		Consist of current, sight and other deposits, as well as savings accounts, and exclude repos and time deposits
Core Income	CI	Net Interest Income (“NII”) + Net fee and commission income
Core Operating Result (Profit / (Loss))	—	Core income less operating expenses and provisions (credit provisions and other impairment charges)
Core Pre-Provision Income	Core PPI	Core Income less operating expenses
Cost of Risk / Provisioning Rate	CoR	Credit provisions of the period annualized over average net loans
Cost-to-Core Income Ratio	C:CI	Operating expenses over core Income
Cost-to-Income Ratio	C:I	Operating expenses over total income
Equity / Book Value	BV	Equity attributable to NBG shareholders
Funding cost / Cost of funding	—	The blended cost of deposits, ECB refinancing, repo transactions, ELA funding (until late November, 2017), as well as covered bond and securitization transactions
Gross Loans	—	Loans and advances to customers before allowance for impairment
Liquidity Coverage Ratio	LCR	The LCR refers to the liquidity buffer of High Quality Liquid Assets (HQLAs) that a Financial Institution holds, in order to withstand net liquidity outflows over a 30 calendar-day stressed period
Loans-to-Deposits Ratio	L:D	Net loans over total deposits, period end
Net Interest Margin	NIM

NII annualized over average interest earning assets. The latter include all assets with interest earning potentials and includes cash and balances with central banks, due from banks, financial assets at fair value through profit or loss (excluding Equity securities and mutual funds units), loans and advances to customers and investment securities (excluding equity securities and mutual funds units).

Net Loans	—	Loans and advances to customers
Non-Performing Exposures	NPEs

Non-performing exposures are defined according to EBA ITS technical standards on Forbearance and Non-Performing Exposures as exposures that satisfy either or both of the following criteria: (a) material exposures which are more than 90 days past due, (b) the debtor is assessed as unlikely to pay its credit obligations in full without realization of collateral, regardless of the existence of any past due amount or of the number of days past due

Non-Performing Exposures Coverage Ratio	NPE coverage	Stock of provisions (allowance for impairment for loans and advances to customers) over non-performing exposures excluding loans mandatorily classified as FVTPL, period end
Non-Performing Exposures Formation	NPE formation	Net increase / (decrease) of NPEs, before write-offs
Non-Performing Exposures Ratio	NPE ratio	Non-performing exposures over gross loans, period end
Non-Performing Loans	NPLs	Loans and advances to customers in arrears for 90 days or more
90 Days Past Due Coverage Ratio	90dpd coverage	Stock of provisions over loans and advances to customers in arrears for 90 days or more excluding loans mandatorily classified as FVTPL, period end
90 Days Past Due Formation	90dpd formation	Net increase / (decrease) of loans and advances to customers in arrears for 90 days or more, before write-offs and after restructurings
90 Days Past Due Ratio	90dpd / NPL ratio	Loans and advances to customers in arrears for 90 days or more over gross loans, period end
Operating Expenses	OpEx, costs

Personnel expenses + General, administrative and other operating expenses (“G&As”) + Depreciation and amortisation on investment property, property & equipment and software & other intangible assets. For H1.18, operating expenses excludes the VES cost of €40m.

Operating Profit / (Loss)	—	Total income less operating expenses and provisions (credit provisions and other impairment charges)
Pre-Provision Income	PPI	Total income less operating expenses, before provisions (credit provisions and other impairment charges)
PAT (Continuing Operations)	—	Profit for the period from continuing operations. For H1.18, PAT (continuing operations) excludes the VES cost of €40m.
Risk Weighted Assets	RWAs	Assets and off-balance-sheet exposures, weighted according to risk factors based on Regulation (EU) No 575/2013
Tangible Equity / Book Value	TBV	Common equity less goodwill & intangibles (goodwill, software and other intangible assets)
Total deposits	—	Due to customers

Disclaimer

No representation or warranty, express or implied, is or will be made in relation to, and no responsibility is or will be accepted by National Bank of Greece (the “Group”) as to the accuracy or completeness of the information contained in this announcement and nothing in this announcement shall be deemed to constitute such a representation or warranty.

Although the statements of fact and certain industry, market and competitive data in this announcement have been obtained from and are based upon sources that are believed to be reliable, their accuracy is not guaranteed and any such information may be incomplete or condensed. All opinions and estimates included in this announcement are subject to change without notice. The Group is under no obligation to update or keep current the information contained herein.

In addition, certain of these data come from the Group’s own internal research and estimates based on knowledge and experience of management in the market in which it operates. Such research and estimates and their underlying methodology have not been verified by any independent source for accuracy or completeness. Accordingly, you should not place undue reliance on them.

Certain statements in this announcement constitute forward-looking statements. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among other factors, changing economic, financial, business or other market conditions. As a result, you are cautioned not to place any reliance on such forward-looking statements. Nothing in this announcement should be construed as a profit forecast and no representation is made that any of these statement or forecasts will come to pass. Persons receiving this announcement should not place undue reliance on forward-looking statements and are advised to make their own independent analysis and determination with respect to the forecast periods, which reflect the Group’s view only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)

Date: August 31st, 2018

Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: August 31st, 2018

Director, Financial Division